

September 15, 2021

Timothy Murphy
Chief Financial Officer
Repay Holdings Corporation
3 West Paces Ferry Road, Suite 200
Atlanta, GA 30305

> **Re: Repay Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 1, 2021**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed May 10, 2021**
> **Item 2.02 Form 8-K Dated August 9, 2021**
> **File No. 001-38531**

Dear Mr. Murphy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 31

1. You appear to have incurred legacy commission related charges in all periods presented. Please tell us how you determined these payments for commission structure changes are not normal, recurring, cash operating expenses. Refer to Question 100.01 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

2. Please tell us why it is not necessary to provide an adjustment for the income tax effects of the non-GAAP adjustments for the Successor Period from July 11, 2019 through December 31, 2019. We refer you to Question 102.11 of the Division's Non-

GAAP Financial Measures Compliance and Disclosure Interpretations.

3. Please tell us how you determined the shares of Class A common stock outstanding on an as-converted basis for all periods presented.

Repay Holdings Corporation Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 52

4. Please explain why the conversion of Thunder Bridge Class A ordinary shares into Class A common stock has been reflected as a cash flow from financing activities in your consolidated statement of cash flows for the successor period from July 11, 2019 to December 31, 2019. It appears this transaction represents a non-cash financing activity pursuant to the guidance in ASC 250-10-50-3 and 4 which should not be reflected in your statement of cash flows but separately disclosed in your supplemental disclosures of non-cash investing and financing activities. Please advise or revise as appropriate.

Item 2.02 Form 8-K Dated August 9, 2021

Exhibit 99.1

5. You present a "gross profit" measure that represents total revenue less other costs of services under the "key operating and non-GAAP financial data" section. Please tell us whether this "gross profit" measure is your GAAP gross profit and why you do not allocate depreciation and amortization to costs of services. If this measure is a non-GAAP financial measure, please:

- Revise the title used so it is distinguished from a GAAP financial measure;
- Indicate that it is a non-GAAP financial measure; and
- Provide the disclosure required by Item 10(e) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services